UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2021

Commission File Number: 001-39152

FSD PHARMA INC.

(Translation of registrant’s name into English)

199 Bay St., Suite 4000
Toronto, Ontario M5L 1A9, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                                                      Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

INCORPORATION BY REFERENCE

Each of (a) the Master Agreement dated August 25, 2021 by and among FSD Pharma Inc., Lucid Psycheceuticals Inc. and 2861435 Ontario Inc., included as Exhibit 99.1 of this Form 6-K (Commission File No. 001-39152), furnished to the Commission on the date hereof, (b) the Amalgamation Agreement dated September 20, 2021 by and among FSD Pharma Inc., Lucid Psycheceuticals Inc. and 2861435 Ontario Inc., included as Exhibit 99.2 of this Form 6-K, furnished to the Commission on the date hereof, and (c) the Registrant’s Press Release dated September 21, 2021 and entitled “FSD Pharma Announces Closing of Lucid Psycheceuticals Acquisition”, included as Exhibit 99.3 of this Form 6-K, furnished to the Commission on the date hereof, is incorporated by reference into the Registrant’s Registration Statements on Form F-10 (Commission File Nos. 333-236780 and 333-254995).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FSD Pharma Inc.
(Registrant)

Date: September 21, 2021	By:	/s/ Nathan Coyle
Nathan Coyle, Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Master Agreement dated August 25, 2021 by and among FSD Pharma Inc., Lucid Psycheceuticals Inc. and 2861435 Ontario Inc.
99.2	Amalgamation Agreement dated September 20, 2021 by and among FSD Pharma Inc., Lucid Psycheceuticals Inc. and 2861435 Ontario Inc.
99.3	Press Release dated September 21, 2021 and entitled “FSD Pharma Announces Closing of Lucid Psycheceuticals Acquisition”